October 10, 2008
Stephen Krikorian, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
RE:     GTSI Corp.
           Form 10-K for the Fiscal Year Ended December 31, 2007
           File No. 000-19394
On behalf of GTSI Corp. (“GTSI” or the “Company”), I am providing this letter in response to the comments of the Commission’s staff set forth in your letter dated September 29, 2008 regarding the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2007 (File No. 000-19394) filed with the Commission on March 14, 2008 (the “2007 Form 10-K”). To aid in the staff’s review, I have repeated the staff’s comments followed by the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2007
Item 8. Financial Statements & Supplementary Data, page 40
Notes to Consolidated Financial Statements, page 45
Note 10. Related Party Transactions, page 57
1.	We note your response to prior comment number 4 including the statement that the independent registered public accounting firm of EyakTek “did not want to include their report if the [2006] audited financial statements were not required.” In light of the fact that these audited financial statements were required, tell us what consideration you gave to amending your Form 10-K for the fiscal year ended December 31, 2007 to include the December 31, 2006 audited financial statements of EyakTek and the auditor’s report.
The Company anticipated filing the 2006 EyakTek audited financial statements with the Company’s 2008 Form 10-K due to the fact that EyakTek’s independent auditor needs to perform additional procedures prior to providing consent to the incorporation of their audit report. The Company expects that the 2006 EyakTek audited financial statements will be available on October 31, 2008; upon receipt of the audited financial statements, the Company will file a Form 10-K/A to include the 2006 audited financial statements for EyakTek as an exhibit to the 2007 Form 10-K/A.
In connection with this response to your comments, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in it filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking additional action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these matters, please contact the undersigned at (703) 502-2954.
Sincerely,

/s/ PETER WHITFIELD
Peter Whitfield
Interim Chief Financial Officer